UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								June 29, 2006

Via Facsimile (86-10)84886260 and US Mail

Chen Geng
Chairman of the Board of Directors
PetroChina Company Limited
16 Andelu
Dongcheng District
Beijing, 100011
The People`s Republic of China

	Re:	PetroChina Company Limited
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 20, 2006
		Form 6-K filed June 30, 2005
 		File No. 1-15006

Dear Mr. Geng:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from page 16 of your Form 20-F that China National Petroleum Corporation (CNPC) holds approximately 88.21% of your share capital and "is in a position to control [your] policies, management and affairs." We also note from the definition of "Specified Areas" in the Form 6-K filed June 30, 2006 that CNPC has operations associated with Iran, Syria and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department`s Bureau of Industry and Security and the U.S. Treasury Department`s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to contacts with, ties to, or associations with Iran, Syria or Sudan. Please describe your contacts with, ties to and associations with these countries and discuss their materiality to you in light of the countries` status as state sponsors of terrorism. Your response should include discussion of direct and indirect contacts, ties or associations through CNPC, including any dividends, loans or other payments to CNPC that you know have been used to fund operations in Iran, Syria or Sudan. Advise us whether the terms of any agreements or understandings you have with CNPC would prohibit CNPC from using dividends or other payments received from you to fund operations associated with Iran,
Syria or Sudan. Please also discuss whether the contacts, ties or associations constitute a material investment risk to your security holders.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any dividends or other payments to CNPC that have funded CNPC`s operations associated with Iran, Syria or Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. Address specifically the possibility that CNPC`s operations in Iran, Syria and Sudan may negatively impact your reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of
California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran, Syria and Sudan.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Chen Geng
PetroChina Company Limited
June 29, 2006
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